Exhibit 99.1

FOCUS MEDIA HOLDING LIMITED
SHAREHOLDERS VOTE TO APPROVE GOING PRIVATE TRANSACTION

SHANGHAI, April 29, 2013 — Focus Media Holding Limited (the “Company” or “Focus Media”) (Nasdaq: FMCN) announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced definitive agreement and plan of merger, dated as of December 19, 2012 (the “merger agreement”), by and among the Company, Giovanna Parent Limited (“Parent”) and Giovanna Acquisition Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Focus Media with Focus Media surviving as a wholly owned subsidiary of Parent (the “merger”), and to authorize and approve any and all transactions contemplated by the merger agreement, including the merger.

Immediately after completion of the merger, Parent will be beneficially owned by Jason Nanchun Jiang, the Chairman and Chief Executive Officer of the Company; affiliates of and funds managed by Giovanna Investment Holdings Limited, an entity owned and controlled by Carlyle Asia Partners III, L.P.; Gio2 Holdings Ltd., an entity owned and controlled by FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital Fund II, L.P., and their respective parallel funds and affiliates; Power Star Holdings Limited, an entity owned and controlled by CITIC Capital China Partners II, L.P.; State Success Limited, an entity owned and controlled by affiliates of China Everbright Structured Investment Holdings Limited; and Fosun International Limited and/or its affiliates.

Approximately 78.7% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of those ordinary shares, approximately 99.5% were voted in favor of the proposal to authorize and approve the merger agreement and any and all transactions contemplated by the merger agreement, including the merger.

The parties currently expect to complete the merger in May 2013, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, Focus Media will become a privately held company and its American depositary shares will no longer be listed on the Nasdaq Stock Market.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the transaction statement on Schedule 13E-3 and the proxy statement. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Investor and Media contact: Jing Lu, +86-21-2216-4155, ir@focusmedia.cn